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February 27, 2004

BY HAND DELIVERY

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), an English translation of all press releases, including financial press releases, issued by the Company from October 1, 2003 to date and made available to shareholders.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

These materials are being furnished under paragraph (b)(1)(iii) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

dlw 3/2

Please do not hesitate to contact the undersigned (collect) in Paris at +33 (0)1 55 27 11 53 if you have any questions in respect of this matter.

Yours sincerely,

Eden Quainton / csm /

Eden Quainton

Enc.

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Merlin Gerin
Square D
Telemecanique

Schneider Electric

File No. 82-3706

Schneider Electric press release

october 1, 2003

Schneider Electric Chile dresses up its distributors' counters

"The battle between suppliers for the best position at distributors' locations is fierce; free space is hard to find and sales outlet managers don't want to take down everything," explained the Marketing Manager at Schneider Electric Chile. Based on this knowledge, the marketing team used their creativity and developed a totally new approach to Point of Sale (POS) materials: they dressed up the distributors' counter fronts with Merlin Gerin and Telemecanique visuals printed on plastic film.

"Customers see us as soon as they come through the door," he continued. *"To achieve this, we have worked on visuals featuring close-ups of people and products. In addition, the plastic film is good for covering surfaces, the imperfections of which we have even bee able to hide. In this way, our Chilean distributor Gobantes' sales outlets stand out by giving us a great deal of visibility."*

Investor Relations :	Media Contact :	Media Contact :
Schneider Electric	**Schneider Electric**	**DGM**
Alexandre Brunet	**Véronique Moine**	**Michel Calzaroni**
		Olivier Labesse
Tél. +33 (0)1 41 29 70 71	Tél. +33 (0)1 41 29 70 76	Tél. +33 (0)1 40 70 11 89
Fax +33 (0)1 41 29 71 42	Fax +33 (0)1 41 29 71 95	Fax +33 (0)1 40 70 90 46

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Merlin Gerin
Square D
Telemecanique

Schneider Electric

Schneider Electric press release

october 1, 2003

Inauguration of the Bukowno plant in Poland

On September 5, Schneider Electric Chairman and Chief Executive Officer Henri Lachmann inaugurated the Bukowno plant in Poland, which will manufacture Merlin Gerin brand low-voltage devices for the world market.
This manufacturing plant, representing a long-term investment in the order of 7 million euros, is continuing to be extended to reach a surface area of 4,020 sqm in a year's time.
The investments made were primarily for automated and manual assembly lines, automated systems, tools and machines for sub-assembly production, as well as for a quality laboratory.
The extension project also includes starting up manufacturing of new products, and increasing the production capacity.
All work should be completed by 2006.

> More about Schneider Electric in Poland :
Click here

Investor Relations :	Media Contact :	Media Contact :
Schneider Electric	**Schneider Electric**	**DGM**
Alexandre Brunet	**Véronique Moine**	**Michel Calzaroni**
		Olivier Labesse
Tél. +33 (0)1 41 29 70 71	Tél. +33 (0)1 41 29 70 76	Tél. +33 (0)1 40 70 11 89
Fax +33 (0)1 41 29 71 42	Fax +33 (0)1 41 29 71 95	Fax +33 (0)1 40 70 90 46

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Merlin Gerin
Square D
Telemecanique

Schneider Electric press release

october 1, 2003

The Sauges and Gorgier tunnels equiped by Schneider Electric

Schneider Electric in Switzerland took part in a project for 14 km of highway in Switzerland. This section is the most important in terms of work because it includes two major tunnels, the Sauges (2 km) and Gorgier (3 km) tunnels, as well as a semi-covered (1.5 km) portion (1.5 km). It includes major innovations in electro-mechanical equipments and electrical distribution.

Schneider Electric was selected from among other companies because it was the only manufacturer to automatically provide the technical characteristics of its equipment, thus enabling the engineering firm to perform a preliminary study.

Plus, another major innovation: the use of an Intranet network. The project manager's concept was to be able to control and see installations from any location. Thanks to this network, maintenance personnel can now control or have a look at tunnel installations at any time with a laptop computer.

> The main Schneider Electric products installed
From Merlin Gerin brand:
Masterpact NT800....1600 A power circuit-breaker
Masterpact NT800....6300 A power circuit-breaker
Compact NS100....1600 A molded case circuit-breaker
Digipact local control modules
Multi 9 modular devices (circuit-breakers, etc.)

From Telemecanique brand:
TeSys D Series contactors, up to 150 A
TeSys F Series contactors, up to 800 A
Altivar 68 variable-speed drives, up to 630 kW.

> More information about our solutions offer:click here

> More about Schneider Electric in Switzerland
Click here

Investor Relations :	Media Contact :	Media Contact :
Schneider Electric	Schneider Electric	DGM
Alexandre Brunet	Véronique Moine	Michel Calzaroni
		Olivier Labesse
Tél. +33 (0)1 41 29 70 71	Tél. +33 (0)1 41 29 70 76	Tél. +33 (0)1 40 70 11 89
Fax +33 (0)1 41 29 71 42	Fax +33 (0)1 41 29 71 95	Fax +33 (0)1 40 70 90 46

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Merlin Gerin
Square D
Telemecanique

Schneider Electric

04 MAR -2 AM 7:21

Schneider Electric press release

october 1, 2003

Schneider Electric makes inroads in Eastern Saudi Arabia

The Schneider Eelectric Saudi subsidiary has just won a US$2.5 million tender call to supply 590 RM6s (Ring Main Unit) to the Saudi Electric Company Eastern Branch.

Schneider Electric's success can be summed up in two words:
> Specification: in favor of the circuit-breaker solution over the more conventional local solution of fuse-switches,
> Teamwork: between the Sales, Marketing and Design departments who succeeded in convincing a customer that was highly reticent to change.

Consequently, in Saudi Arabia, Schneider Electric meets its dual objective of permanently conquering significant market share in the fast-growing energy industry with RM6 cubicles and gradually shifting this business to the transactional mode through a local partner.
This contract has lots of future potential: the Saudi Electric Company, Saudi Arabia's power utility that is in the process of reunifying across the country, will soon launch a new tender call over one thousand devices in the Western part of the kingdom.
Today, Schneider Electric is well positioned for the future because, after the Eastern and the Western part of the country, the entire country will be involved in this extension of the power grid.

> More about Schneider Electric in Saudi Arabia:
www.schneider-electric.com.sa

Investor Relations : **Schneider Electric** **Alexandre Brunet**	**Media Contact :** **Schneider Electric** **Véronique Moine**	**Media Contact :** **DGM** **Michel Calzaroni** **Olivier Labesse**
Tél. +33 (0)1 41 29 70 71 Fax +33 (0)1 41 29 71 42	Tél. +33 (0)1 41 29 70 76 Fax +33 (0)1 41 29 71 95	Tél. +33 (0)1 40 70 11 89 Fax +33 (0)1 40 70 90 46

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Merlin Gerin
Square D
Telemecanique

Schneider Electric

04 MAR -2 AM 7:21

Schneider Electric press release

october 1, 2003

Power Line Communication technology presentation in Sénat (France)

Power Line Communication (PLC) technology was presented on September 19, 2003 at the trade show in Sénat (France), with Schneider Electric Chairman and Chief Executive Officer Henri Lachmann and numerous French political figures in attendance.
The development of a new type of power line, and a major technological innovation...PLCs transform our traditional electrical outlets into broadband information sources.

> Power Line Communication* (PLC) offers solutions for broadband communication infrastructures using electrical networks :
- PLC technology uses existing electrical networks to carry digital data : every electrical socket can be an access point for plugging into a computer network that becomes unified and accessible to all, everywhere.
- This marriage of computer, communication and electricity technologies represents a high performance, reliable, technical response for carrying broadband computer data over the last few kilometers or meters of their route, from the data highways right to the end user.
- PLC products benefit from extraordinary performance, so that they can offer the quality of service and security needed to support event the most demanding and the most complex Internet, network and multimedia applications.

One application: colleges in the regional department of La Manche (France), equipped with Power Line Communication
The department of La Manche (Franche) selected Schneider Electric to equip its colleges with LAN computer networks, using Power Line Communication technology.
This technology enables all classrooms to have broadband access to the Internet and to multimedia programs developed by the National Education system by using the electrical network, thus without the need for any additional cables or connections.

***PLC technology is applied using two architectures:**
> The Electrical Local Loop (ELL) serves to distribute broadband digital data to a number of buildings (town, neighborhood,etc.), thereby forming a broadband access platform. This technology targets electricity utilities, local authorities or independant PLC operators.

> An electrical Local Area Network (eLAN) can be used to equip a building, a company, an office, and makes it possible to extend local area networks throughout a building and share server resources. This approach targets the operators of large buildings, schools, government offices, museums, hospitals, hotels, historical sites, etc.

> More about Schneider Electric in France :
Click here

Investor Relations :	Media Contact :	Media Contact :
Schneider Electric	Schneider Electric	DGM
Alexandre Brunet	Véronique Moine	Michel Calzaroni
		Olivier Labesse
Tél. +33 (0)1 41 29 70 71	Tél. +33 (0)1 41 29 70 76	Tél. +33 (0)1 40 70 11 89

Fax +33 (0)1 41 29 71 42 Fax +33 (0)1 41 29 71 95 Fax +33 (0)1 40 70 90 46

Schneider Electric

04 MAR -2 AM 7:21

Financial Information

Success of Schneider Electric bond issue

Rueil Malmaison (France), October 10, 2003 – Schneider Electric, worldwide specialist of Power & Control, carried out by anticipation the refinancing of its bonds in order to benefit from favourable market conditions. The bond issue was led by Citigroup, Natexis, and Société Générale.

The details of the issuance are:

- Amount: 750 million euros
- Maturity: October 31st, 2008
- Coupon: 3.875%
- Yield at issuance: 3.955% or 35 bps over 5-year mid-swap

The issuance is rated "A" by Standard & Poor's.

The proceeds of the issuance will be used to reimburse debt maturing in 2004, notably a one billion euro bond maturing in April 2004.

This operation, subscribed in one day, was welcomed by investors. This very positive response gives evidence of Schneider Electric' sound fundamentals and financial strength.

Thus the Group perpetuates its financial resources to pursue its growth strategy and optimise its capital structure.

About Schneider Electric

Schneider Electric
Giving the best of the New Electric World
To everyone, everywhere, at any time

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the energy, buildings, industry and infrastructure markets. With 74,814 employees, Schneider Electric generated sales of €9.1 billion in 2002 through 13,000 sales outlets in 130 countries.

Merlin Gerin
Square D
Telemecanique

Investor Relations :
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
Euroclear : 12197

Media contact :
Schneider Electric
Véronique Moine

tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Media contact :
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46

Schneider Electric

Financial Information

2004 Schneider Electric Agenda

Rueil-Malmaison, October 14, 2003 – Financial information from Schneider Electric in 2004 will be released on the following days :

January 20, 2004	Q4 2003 Sales	*Conference Call at 03:00pm*
February 20, 2004	2003 Annual Results	*Meeting at Pavillon Gabriel, Paris at 08:00am local time*
April 20, 2004	Q1 2004 Sales	*Conference Call at 04:00pm local time*
May 6, 2004	*Shareholders Meeting*	*Meeting at Palais des Congrès, Paris at 03:00pm local time*
July 29, 2004	2004 Half Year Results and Q2 2004 Sales	*Meeting at Pavillon Gabriel, Paris at 08:00am local time*
October 21, 2004	Q3 2004 Sales	*Conference Call at 03:00pm local time*

An invitation will be sent 15 days before each event. When applicable, the presentation and the accounts will be sent by mail with the financial press release at 07:30am local time and will be available for downloading on the web site (schneider-electric.com) at the same time.

Furthermore, to meet its shareholders and other contacts expectations, Schneider Electric will provide the possibility to listen live to the annual and half year results conferences.

A quiet period will be applied 15 calendar days before sales releases and 30 days for results releases.

Reminder : 2003 third quarter sales will be released on October 21, 2003

About Schneider Electric

Schneider Electric
Giving the best of the New Electric World
To everyone, everywhere, at any time

A worldwide specialist in electrical distribution and automatic control systems thanks to its worldwide brands Merlin Gerin, Square D and Telemecanique, Schneider Electric is developing a global offering of products and services for the residential, building, industrial, energy and infrastructures markets. The 74,814 people at Schneider Electric achieved turnover of 9.1 billion euros in 2002 via 9,000 sales outlets in 130 countries.

Merlin Gerin
Square D
Telemecanique

Financial Communication:
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
Euroclear : 12197

Press Contact:
Schneider Electric
Veronique Moine

tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Press Contact:
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46

Schneider Electric

04 MAR -2 AM 7:21

Financial Press Release

Third-Quarter 2003 Sales Up 0.3% On A Constant Basis To 2.2 Billion euros

Business Continues To Improve

- **Sustained growth in Asia and Eastern Europe**
- **Noticeable improvement in North America**
- **Stabilization of the trend in Western Europe**

Rueil Malmaison, October 21, 2003 – At **September 30, 2003,** Schneider Electric cumulated **sales** totaled **6,447 million euros**: *on a constant structural and currency basis, sales were stable compared to the same period last year* (**-0.1%**).

Third-quarter 2003 sales slightly rose **+0.3%** from the year-earlier period on a constant structural and currency basis. They amounted to **2,211 million euros.**

The third-quarter performance confirmed the improvement seen since the beginning of the summer and showed a slight increase from the previous quarter, if seasonally adjusted.

The breakdown by Operating Division was as follows:

In millions euros	3rd Quarter 2003 Sales	Change Q3 03 / Q3 02 (constant basis)	Cumulated Sales as of Sept. 30, 2003	Change 2003 / 2002 (constant basis)
Europe	1,104	-2.4%	3,365	-2.2%
North America	594	-0.6%	1,680	-3.3%
International	513	+7.9%	1,402	+9.9%
Total	**2,211**	**+0.3%**	**6,447**	**-0.1%**

At current structure and currencies, third-quarter 2003 sales were down -2.5% compared to the same quarter last year. This evolution is impacted by a negative currency effect of 132 million euros (-5.8%) stemming from the euro's appreciation.

Changes in the scope of consolidation added 68 million euros (+3.0%), corresponding primarily to the consolidation of Digital Electronics since January 1st and of T.A.C since September 1st, 2003.

In **Europe**, third-quarter 2003 sales declined **-2.4%** from the year-earlier period, reflecting no noticeable change in trend.

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet
Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
Euroclear: 12197

Media Contact:
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46

Schneider Electric

Financial Press Release *(p. 2)*

Eastern Europe is enjoying strong sales growth and now represents nearly 10% of total European sales. The Group benefits from its solid operations in this region and fast-growing capital spending. Growth remained strong in Spain.

The sales of the other European countries continued to feel the impact of a weak industrial investment, both for production equipment and buildings. Italy saw a more favorable trend in the third quarter, while France showed no signs of improvement due to poor market conditions: medium voltage projects, notably, are subject to strong competitive pressure.

In **North America,** third-quarter 2003 sales edged back **-0.6%** from the year-earlier period but were up noticeably compared to the second quarter 2003. Business benefited from an improved economic environment, although market conditions still remain difficult overall. The residential market continues to enjoy firm demand.

In the **Rest of the World,** third-quarter 2003 sales showed a sustained growth rising **+7.9%** year-on-year, despite a demanding basis of comparison. The trend is benefiting from a very favorable dynamic, with significant and sustained increase over the past two quarters. Schneider Electric's remarkable positions enable to fully leverage these regions' growth potential.

China continued to record strong growth supported by a high level of capital spending. Sales in Japan also showed substantial gains thanks to the recovery in the industrial market, amplified by the positive integration of Digital Electronics. Southeast Asia and the Pacific region enjoyed significant growth.

****

Henri Lachmann, Chairman and Chief Executive Officer of Schneider Electric, commented on the third-quarter performance as follows:

"Schneider Electric's markets show signs of improvement in a still very mixed environment, with no tangible recovery at this stage. Economic conditions are still sluggish in Western Europe while our performance is encouraging in North America and remains remarkable in Asia and Eastern Europe. In this context, the Group expects full-year 2003 sales to improve slightly on a constant basis".

****

Schneider Electric will release its fourth-quarter sales on January 20, 2004 and present its annual financial results on February 20, 2004.

Schneider Electric: Giving the best of the New Electric World to everyone, everywhere, at any time

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the energy, buildings, industry and infrastructure markets. Schneider Electric generated sales of €9.1 billion in 2002 in 130 countries.

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet
Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
Euroclear: 12197

Media Contact:
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46

Schneider Electric

Press Release

Rueil-Malmaison, October 27, 2003- To accelerate our growth, achieve a better balance among our Operating Divisions and enhance their cohesion, further internationalize our management teams and develop their responsibilities, Jean-Pascal Tricoire, Executive Vice-President, International Division, has been appointed Chief Operating Officer of Schneider Electric, effective today.

Antoine Giscard d'Estaing, Jean-François Pilliard and Eric Pilaud will remain responsible for their respective functions—Finance and Control, Human Resources and Communication, and Strategy—and continue to report directly to Henri Lachmann, Chairman and Chief Executive Officer.

Jean-Pascal Tricoire will be responsible for the other corporate functions and all the Operating Divisions, which will now be organized as follows:

- North America, led by Chris Richardson.
- Europe (excluding Iberian Peninsula), led by Christian Wiest.
- South America, Iberian Peninsula, Africa and Middle East, led by Julio Rodriguez.
- Asia-Pacific, led by Russell Stocker.

Julio Rodriguez, currently head of the Iberian Peninsula, Spain and Portugal Zone, and Russell Stocker, currently head of Greater China, will join the Schneider Electric Executive Committee.

About Schneider Electric

Schneider Electric
Give the best of the New Electric World
To everyone, everywhere, at any time

Schneider Electric, the world's Power & Control specialist with leading mondial brands such as Merlin Gerin, Square D and Telemecanique, offers a comprehensive range of products and services for the following markets: residential, buildings, industry and energy and infrastructure.

Schneider Electric's 74 800 employees generated sales of EUR 9.1 billion in 2002 through 13,000 sales outlets in 130 countries.

Merlin Gerin
Square D
Telemecanique

Investor Relations :
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
Euroclear : 12197

Media contact :
Schneider Electric
Véronique Moine

tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Media contact :
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46

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Merlin Gerin
Square D
Telemecanique

Schneider Electric press release

november 1, 2003

2003 Admical Corporate Sponsorship Oscar

On November 18, 2003, Admical chairman Jacques Rigaud awarded the 2003 Admical Corporate Sponsorship Oscar to the Schneider Electric Youth Opportunities Foundation.
Organized as part of a contest, the Admical Corporate Sponsorship Oscars reward companies for their exemplary policies, based on several criteria, including: the permanence of commitment, the originality of the approach, employee involvement and the relative importance of the means and resources used.

> More information about the Schneider Electric Foundation:
Click here

> More information about Admical* and the 2003 Sponsorship Oscars:
Click here

Admical* is an independent, non-profit organization for the development of industrial and commercial sponsorship. Its mission is to promote corporate sponsorship in France. Admical was founded in 1979 and created the "Admical Corporate Sponsorship Oscars" contest.
The 2003 jury was presided over by French journalist Anne Sinclair and included economic, cultural, social, environmental and press personalities. It also awarded three other prizes.
their place in the community through social, cultural, sporting, educational and other actions.

Investor Relations :	**Media Contact :**	**Media Contact :**
Schneider Electric	**Schneider Electric**	**DGM**
Alexandre Brunet	**Véronique Moine**	**Michel Calzaroni**
		Olivier Labesse
Tél. +33 (0)1 41 29 70 71	Tél. +33 (0)1 41 29 70 76	Tél. +33 (0)1 40 70 11 89
Fax +33 (0)1 41 29 71 42	Fax +33 (0)1 41 29 71 95	Fax +33 (0)1 40 70 90 46

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Merlin Gerin
Square D
Télémécanique

Schneider Electric

Schneider Electric press release

november 1, 2003

The MIPS convention is opening soon

The Manufacturing, Infrastructure & Process Solutions (MIPS) convention will open its doors on November 4-6, 2003.
This GIMELEC*-sponsored convention replaces the Automation trade show and is intended to demonstrate our capacity to offer comprehensive solutions to our Industry and Infrastructure Market customers. Targeted at European customers, it will be held on November 4-6, 2003 at the Palais des Congrès in Lyon, France.

*GIMELEC: is a French France trade organization for manufacturers, equipment manufacturers and contractors in automation, control and instrumentation.

> More about Schneider Electric in France:
Click ici

Investor Relations :	Media Contact :	Media Contact :
Schneider Electric	**Schneider Electric**	**DGM**
Alexandre Brunet	**Véronique Moine**	**Michel Calzaroni**
		Olivier Labesse
Tél. +33 (0)1 41 29 70 71	Tél. +33 (0)1 41 29 70 76	Tél. +33 (0)1 40 70 11 89
Fax +33 (0)1 41 29 71 42	Fax +33 (0)1 41 29 71 95	Fax +33 (0)1 40 70 90 46

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Merlin Gerin
Square D
Telemecanique

Schneider Electric

04 MAR -2 AM 7:21

Schneider Electric press release

november 1, 2003

Square D celebrates its hundredth anniversary

On October 17 2003, Square D, a global brand of Schneider Electric, has celebrated its 100th anniversary!
Many events will take place across the globe to mark the special occasion.

A North American firm specializing in electrical distribution and industrial control, Detroit Fuse and Manufacturing set up business in 1902, with boxed fuses and fuse switches in cases.
It is the growing recognition of the D letter found on the cases that led the company to choose the name Square D which joined Schneider Electric in 1991.

> To discover the Square D story Click here

> To visit the Square D web site Click here

Investor Relations :	Media Contact :	Media Contact :
Schneider Electric	**Schneider Electric**	**DGM**
Alexandre Brunet	**Véronique Moine**	**Michel Calzaroni**
		Olivier Labesse
Tél. +33 (0)1 41 29 70 71	Tél. +33 (0)1 41 29 70 76	Tél. +33 (0)1 40 70 11 89
Fax +33 (0)1 41 29 71 42	Fax +33 (0)1 41 29 71 95	Fax +33 (0)1 40 70 90 46

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Merlin Gerin
Square D
Telemecanique

Schneider Electric

Schneider Electric press release

november 1, 2003

A difficult challenge in Chile

The D&S (Distribucion y Servicio S.A.) supermarket chain has 62 stores throughout Chile. Concerned with its electric power consumption, D&S contacted Schneider Electric to see how it could cut operating costs in their stores. Schneider Electric was provided with very precise specifications: reduce costs by optimizing power consumption, but without affecting consumers in any manner whatsoever.

It was therefore necessary to simultaneously work on three areas – air-conditioning, shelf refrigeration and lighting – by applying the same principle as that generally used in "intelligent" buildings, i.e. vary power supply according to attendance.
Schneider Electric's proposed solution was selected and Premium PLCs, connected by an Ethernet network to the D&S central maintenance center, were installed.
It is now possible to dial up and take selective action to control customers' comfort in this supermarket chain, keeping in mind that Chile is 5,000 kilometers long and climatic conditions are not the same in the north as in the south.
The results are very conclusive because between the months of May and September, that is winter time in Chile, D&S recorded energy savings of more than 30%.

Investor Relations :	Media Contact :	Media Contact :
Schneider Electric	Schneider Electric	DGM
Alexandre Brunet	Véronique Moine	Michel Calzaroni
		Olivier Labesse
Tél. +33 (0)1 41 29 70 71	Tél. +33 (0)1 41 29 70 76	Tél. +33 (0)1 40 70 11 89
Fax +33 (0)1 41 29 71 42	Fax +33 (0)1 41 29 71 95	Fax +33 (0)1 40 70 90 46

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Merlin Gerin
Square D
Telemecanique

Schneider Electric

Schneider Electric press release

november 1, 2003

Various trade shows for Schneider Electric in Germany

The German Marketing Communication team and its exhibition managers have been very busy these days.
Starting with **ELTEFA which took place in Stuttgart from September 17-19, 2003** and where more than 450 visitors came to our booth to see the complete product range displayed on 190 sqm, Schneider Electric Germany exhibits at five trade fairs in 2003.
Having just finished the disassembly of the ELTEFA booth the next exhibitions are already upcoming:

> ELEKTROTECHNIK in Dortmund, October 08-11, 2003 with the complete Schneider Electric product range such as Osiconcept, TeSys U and ELSO (UT-brand of Lexel Electric).

> INTERLIFT (international trade fair for elevator technology) in Augsburg, October 14-17, 2003 with the complete Schneider Electric offer for automation and industrial control incl. Selectron, Crouzet and Mafelec.

> BELEKTRO in Berlin, October 22-24, 2003 with ELSO products (Ultra Terminal).

> SPS/IPC/DRIVES (international automation trade fair) in Nuremburg, November 25-27, 2003 with the complete Schneider Electric offer for automation and industrial control.

> More about Schneider Electric in Germany :
Click here

Investor Relations :	Media Contact :	Media Contact :
Schneider Electric	**Schneider Electric**	**DGM**
Alexandre Brunet	**Véronique Moine**	**Michel Calzaroni**
		Olivier Labesse
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Merlin Gerin
Square D
Telemecanique

Schneider Electric

Schneider Electric press release

november 1, 2003

Schneider Electric involved in the launching of the Shenzhou 5 satellite

As a long-term partner of the Chinese space industry, the local subsidiary participated from behind the scenes to the launching of the Shenzhou-5 satellite carried by an LM-2 spacecraft on October 15th.
The XiChang satellite launch center, located in southwestern China, a two and a half hour flight from Beijing, has been using Schneider Electric solutions since 2000.
XiChang falls within the scope of Schneider Electric China's Chengdu regional sales department (55 people, of which 34 sales engineers), which won 5 projects for the space industry, most of them in 2002 and 2003, for a total amount of USD 260K.
Schneider Electric engaged the expertise it accumulated for the space industry, building on extensive experience with the Kourou launch center in French Guyana.

The applications covered included:
> The hydraulic system for the launch towers
> Retrofit service for launch tower 2
> The satellite observation station
> The monitoring and control center
>The distribution system for district 3.
The supply mainly included air circuit breakers, moulded case circuit breaker, miniature circuit breaker, D2 contactors, GV2 motor circuit breakers, push-buttons and thermal overload relays.

Apart from XiChang, which boasts more than 20 satellite launches since its inception in 1984, China counts two more launch centers, respectively in Jiuquan (on the southern border of the Gobi desert) and Taiyuan (650 km southwest of Beijing).
Both centers have also been equipped with Schneider Electric products. All in all, 10 projects have been won for the space industry by the Chinese sales teams.

> More about Schneider Electric in China :
Click here

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Square D
Telemecanique

Schneider Electric

04 MAR -2 AM 7:21

Schneider Electric press release

december 1, 2003

The Power Logic System awarded the gold medal in Bulgaria

Winning collaboration between teams from Schneider Electric Bulgaria and the Electrical Distribution Management, under the Development-Industry Department made it possible to win the gold metal for the Power Logic System offer at the International Technical Fair in Plovdiv, Bulgaria.
This award is important as Bulgaria is an important development area for the Electrical Distribution Management teams who are looking to develop power metering and quality activities through the Power Logic offer deployment.
A major initial installation was recently completed with the Power Logic System offer, together with other electrical distribution offers (SEPAM protective relays, in particular).
The Schneider Electric offer was recognized for its easy implementation and innovative features, demonstrating a potential for major sales growth in Bulgaria. These were the key factors in winning the prize.

> Details of the Schneider Electric offer:
- SMS visualization system
- 5 EGX communication gateways
- 7-4000 Circuit Monitors
- 21-20/40 Series SEPAM
- 35-500 Power Meters
- 6-800 Power Meters.

> More about Schneider Electric in Bulgaria
Click here

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Square D
Telemecanique

Schneider Electric

Schneider Electric press release

december 1, 2003

The mining industry in Chile improves its productivity

Located in the Atacama desert, these two mining centers are looking for productivity gains in the face of worldwide price levels which are relatively close to their ROI threshold.
These long-standing H. Briones MCC customers naturally turn to Schneider Electric when they need to upgrade their facilities. The Chuquicamata mine alone, the world's largest copper mine, has been consuming more than USD 1 million worth of products and equipment annually during the past two years. New investment projects concern compliance with environmental protection laws, a very sensitive issue in Chile. Companies also reclaim extracted sub-products such as molybdenum, something the European special steel industry is very fond of.

"At present, all projects are put on hold when copper prices drop below USD 0.70 a pound," explained the Electrical Manager for Pucobre, near Copiaco. *"It is therefore necessary to find a way to lower production costs. Electrical refining technology after washing of agglomerates is now well established and makes it possible to even reclaim waste from the previous decade which contains concentrates that we were not able to extract at the time."*

The mining industry represents 8% of the country's GDP and 40% of Chilean exports. It accounts for close to 30% of Schneider Electric in Chile's sales. This is why Schneider Electric in Chile has chosen this year to open new sales offices in Calama and Copiapo, in the heart of the mining basin, thus putting Schneider Electric in a very good competitive position.

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Square D
Telemecanique

Schneider Electric

04 MAR -2 AM 7:21

Schneider Electric press release

december 1, 2003

Schneider Electric EastMed meets a new challenge

Schneider Electric EastMed is strengthening its position in the Energy market in Jordan by developing the "transaction mode" (sales of standardized medium-voltage products). This policy enables it to hold 70-80% of the **Ring Main Unit*** market in Jordan.

This success is mainly due to:
> The quality of the English Ringmaster offer;
> The trusting relationship between the power companies and Schneider Electric;
> Schneider Electric's position as the leader in this market;
> Close collaboration between Schneider Electric in the EastMed area, Schneider Electric in UK and the Medium Voltage Product activity.
There has been a direct impact on sales volume in Jordan, with end-2003 sales expected to exceed 400 units, i.e. approximately 1.5 euros million.
Three calls for tenders from power companies have already been won, outcompeting some of our major competitors.

In addition, with a concern for being closer to the customer, Schneider Electric in UK is now being supported by the EastMed subsidiary for its Ringmaster marketing. Up to now, it sold directly to customers in this part of the world.
Production flows are being handled by the local team, which is now autonomously responsible for customer contact and order processing.
The EastMed zone organization will thus be able to deliver directly to its customers in Jordan in the near future. Similar efforts are underway in Cyprus.
This global/local approach is perfectly in line with the development of the "New Business model ":
- Sales of standardized and approved Medium Voltge products;
- Development of partnership policy with local players.

Ring Main Unit* (RMU) :
The RMU is a compact device used in open- and closed-loop networks to protect MV/LV transformers and to insulate a portion of the loop.

Investor Relations :	**Media Contact :**	**Media Contact :**
Schneider Electric	**Schneider Electric**	**DGM**
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Square D
Telemecanique

Schneider Electric

Schneider Electric press release

december 1, 2003

A Sustainable Development policy on all fronts

> Distribution of "Talents des Cités" awards
At the "Talents des Cités" (urban talents) awards ceremony, Gilles Vermot Desroches, Foundation and Sustainable Development director, awarded a national prize to Bécharki Méterfi, young entrepreneur and head of "Delta Auto Négoce" (foods transport/free delivery of spare automobile parts).
Bécharki Méterfi is one of 22 winners selected from the "Talents des Cités" * competition, which for two years now, has been rewarding young people from low-income neighborhoods who create businesses.
"What was most striking about Bécharki's project was this 29-year-old businessman's determination," explained Gilles Vermot Desroches. *"And also his ability to combine a passion with a professional activity. Finally, it was also his involvement with disadvantaged youth."*

> The first edition of the Sustainable Development and Business book prize
Schneider Electric awarded the 2003 Sustainable Development and Business book prize on November 26, 2003. As an official partner in this event, organized by the CIDEM**, the idea is simple:
Sustainable Development is now a concept of vital importance.
But companies are faced with a confused mass of approaches, methods, terminologies... How is it possible to help them take action?
This is the purpose of the "Sustainable Development and Business" book prize.
The prize was awarded to **Alain Chauveau and Jean-Jacques Rosé for their book The Responsible Company, Editions d'organisation 2003.**
"We chose this book from the six, pre-selected works for several reasons," explains Gilles Vermot Desroches. *"First, it caught our attention for its in-depth analysis, which was very comprehensive and sometimes critical. The numerous illustrations make it easier to understand the company's approach in concrete terms. Finally, there is a feeling of openness in the work, with the use numerous external sources of information."*

* Talents des Cités competition, launched by the Deputy Minister of Cities and Urban Renovation (France).
** The CIDEM, a major player in management and human resources, has been involved for a long time now in clarifying the concept of "sustainable development" for business.

> More information about the Schneider Electric Foundation
Cliquer ici

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Square D
Telemecanique

Schneider Electric

Schneider Electric press release

december 1, 2003

Schneider Electric Donates Original Safety Switch to Smithsonian

An original and still-working 1922 model of the electrical safety switch that helped save lives in American factories in the early 20th century was donated by Schneider Electric to the Smithsonian's National Museum of American History in Washington, D.C. The donation of the historic device that would forever enhance factory and home safety was made as the company commemorates the 100th anniversary of the Square D brand of electrical equipment.

The steel-enclosed Square D safety switch was a lifesaving replacement to the standard open knife switch common on factory floors in that era, which could easily electrocute machine workers who came into contact with exposed metal switch blades and live electrical current.

Electrical industry pioneer Thomas Edison used Square D safety switches at his laboratories in West Orange, N.J. and Fort Myers, Fla. The 1922 safety switch that was donated to the permanent collection of the Smithsonian had been in use at Mariani Square, a former fruit processing plant in San Jose, California.

> About Schneider Electric in North America
Headquartered in Palatine, Ill., Schneider Electric in North America had sales of $2.7 billion in 2002. This entity markets the Square D, Telemecanique and Merlin Gerin brand products to customers in the United States, Canada and Mexico.

> To discover the Square D story Click here

> To visit the Square D web site Click here

Investor Relations : **Schneider Electric** **Alexandre Brunet**	**Media Contact :** **Schneider Electric** **Véronique Moine**	**Media Contact :** **DGM** **Michel Calzaroni** **Olivier Labesse**
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Square D
Telemecanique

Schneider Electric

04 MAR -2 AM 7:21

Schneider Electric press release

december 4, 2003

Initi@tive Automation & Control

Schneider Electric has organized a seminar for customers who need highly effective automation solutions.

This event coincides with celebrations marking Telemecanique's 80 years of leadership.

Twelve new product ranges will be launched during the seminar, including the new Unity platform of PLC processors and automation software.

These ranges represent an R&D investment of euros 300 million over five years.

Some 2,000 customers are currently attending Schneider Electric's Initi@tive seminar in Brussels, where they have the opportunity to discover the best automation solutions.
"The goal is to offer our customers, wholesalers, distributors and other intermediaries 40 high-level conferences and an exhibit presenting our technologies and our partners' know-how," explains Alain Marbach, Senior Vice-President Automation & Control. *"Customers will be able to optimize their contacts as they choose between conferences, demonstrations and one-on-one conversations at the booths. Today's multi-exhibitor trade shows are no longer as effective for presenting software and fostering multiple exchanges."*

The new Unity platform of PLC processors and automation software

The new Telemecanique brand **Unity platform of PLC processors and automation software** will be unveiled at Initi@tive. **Unity** was developed in response to the new challenges of automation. Today's communication needs are such that applications can no longer be built without everyone involved in a project sharing their knowledge. **Unity** satisfies customers' needs by providing new tools designed to enhance productivity.

Unity is based on openness and collaboration between software at all stages in an application's life cycle, i.e., design, implementation, operation and maintenance. It makes extensive use of web technologies, notably XML, and Microsoft languages such as VBA and Visio. Unity is so powerful that it not only complies with, but exceeds IEC 61131-3, the world-recognized European standard for automation software. It can handle manufacturing, batch and continuous process automation.

Together with the new Modicon Premium, Atrium and Quantum PLC processors, **Unity** represents a new way of looking at software development and of operating automation devices, with customer productivity as the chief priority.

Combined with Schneider Electric's Transparent ReadyTM concept, **Unity** opens the door to a whole new world of Collaborative Automation.

Developed by more than 400 experts in France, Germany and the United States, **Unity** is able to meet customer needs around the world.

Introduction of new product ranges to enhance Schneider Electric's leadership position

Initi@tive also provides the opportunity to introduce new product ranges marketed under the Telemecanique name, Schneider Electric's single, global brand for automation and control products. All these ranges comply with international standards. Compact, intelligent, flexible and open, they help simplify the deployment of performing automation solutions. "Simply Smart", this is their philosophy.

Advantys STB, FTB distributed input/output and automation components.

Modicon TSX Micro entry-level multipurpose, open automation platform, also available for CAN bus.

Magelis XBT G touch-screen graphical panels.

Zelio Logic programmable modules for small automation devices.

TeSys U direct motor starter smart device, up to 15 kW.

Altivar 31 speed drive for asynchronous motors, from 0.18 to 15 kW.

Twin Line comprehensive motion control solution.

Harmony control and signaling unit.

Global Detection simplified detection lineup.

XPS-MC configurable multi-function safety controller.

ACM wall-mounted metal enclosures.

Numerous partners featured at this headline innovation in automation event
Schneider Electric has also decided to showcase its partners at Initi@tive. These experts, who are leaders in their fields, design software or products that collaborate efficiently with the Telemecanique product universe.
Featured partners: **ACT'L, Anyware, Arc Informatique, Citect, Digit International, ECT International, MDTSoftware, Mynah Technologies, Prosoft Technology, SDProget, Spectrum Control and Software Logistics.**

Commenting on the seminar, Schneider Electric Chairman and Chief Executive Officer Henri Lachmann noted that *"Discussions with our customers show that we have made the right technological choices and validate the quality and performance of our new automation products. The introduction of 12 new ranges, including Unity, illustrates our active product development, our ability to innovate and our commitment to providing increasingly effective solutions to customers' productivity requirements."*

About Schneider Electric

Schneider Electric
Giving the best of the New Electric World
To everyone, everywhere, at any time
Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the energy, buildings, industry and infrastructure markets.
With 74,814 employees, Schneider Electric generated sales of €9.1 billion in 2002 through 13,000 sales outlets in 130 countries.

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Alexandre Brunet	Véronique Moine	Michel Calzaroni
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Schneider Electric

04 MAR -2 AM 7:21

Schneider Electric press release

december 22, 2003

Schneider Electric expands in secured power

Rueil-Malmaison, France, December 22, 2003 – Pursuing its strategy of targeted acquisitions, Schneider Electric has decided to fully acquire MGE UPS Systems, in which it held a 32.3% interest at December 31, 2002.

Description of the transaction

Schneider Electric has signed two agreements under which it will increase its stake in two stages:

- The aquisition of a 52.6% interest, corresponding to all of the stake held by Legal & General Ventures and ABN Amro and approximately half of the interest held by MGE UPS Systems' management and employees, for EUR 298 million.

- The acquisition in 2006 of the remaining 15.1% for a price based on MGE UPS Systems' 2005 EBITA level.

Maintaining management and employee share ownership will promote the achievement of ambitious growth objectives.

The transaction should be completed in the first quarter of 2004, pending approval by anti-trust authorities, notably in the United States and Europe.

Given the assumption of EUR 283 million in debt (as of September 30, 2003) and Schneider Electric's existing interest in MGE UPS Systems, the total investment should amount to an enterprise value of around EUR 850 million.

In accordance with Schneider Electric's acquisition criteria and in light of expected synergies, the acquisition will be accretive as from the first year before amortization of goodwill and neutral in the second year after amortization of goodwill.

MGE UPS Systems: an attractive partner for Schneider Electric

MGE UPS Systems is a world leader in uninterrupted power supply systems, the core of the secured power market.

Worth an estimated EUR 27 billion, this market is driven by the growing need for reliable, clean electricity and rising demand for controlling energy costs. Secured power represents a strategic growth avenue for Schneider Electric due to its long-term growth prospects (8% a year on average) and its potential in related services.

With 2,900 employees and sales near to EUR 500 million, MGE UPS Systems is a world leader in high-availability power solutions. It offers a full lineup of products and services, as well as a global network of 37 subsidiaries and operations in more than 100 countries. MGE UPS Systems is also one of the most profitable companies in its industry, with an operating margin above 12%.

A key step in Schneider Electric's growth strategy

Commenting on the acquisition, Schneider Electric Chairman and Chief Executive Officer Henri Lachmann declared: "This move gives us a new growth platform at a time when power quality is becoming a critical issue. Following on Digital Electronics in industrial automation, T.A.C. in building automation, and Clipsal in ultraterminal distribution, this transaction fits in perfectly with our external growth strategy. These targeted acquisitions, which together represent nearly EUR 1.3 billion in sales, extend and expand Schneider Electric's portfolio of products and services."

MGE UPS Systems Key Figures

2,900 employees.

(in million euros)	Sept. 2003	Sept. 2002
Sales	497	568
Gross profit	201	224
Gross margin	*40.4%*	*39.4%*
Operating income	61.5	70.1
Operating margin	*12.4%*	*12.3%*


Asia - Pacific
20%
Europe / Africa
54%
Americas
26%

Download the presentation (pdf format, 494 Kb)

About Schneider Electric

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, buildings, industry and energy and infrastructure markets. With 74,814 employees, Schneider Electric generated sales of EUR 9.1 billion in 2002 through 13,000 sales outlets in 130 countries.

Schneider Electric
Giving the best of the New Electric World
To everyone, everywhere, at any time

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Schneider Electric press release

january 1, 2004

From Malaysia to Sweden with only a railroad in between

A speciaized a subsidiary to Schneider Electric Sweden, has successfully finalised a delivery of a 1.5 million euro contract to supply 7 MV substations in total containing 66 units of 27.5kV, 1-phase panels (Merlin Gerin branded) for the Rawang-Ipoh railroad project in Malaysia.
These special 27.5kV substations were developed for our partner Balfour Beatty just for the railroad segment.
The MV substations were assembled in Sweden in prefabricated buildings by Jaco Fabriks AB and were delivered to Malaysia ready to be erected at site.
Winning this contract in Malaysia represents a success and a great challenge for the next calls for tenders in the strongly growing suburban railway market segment.

> More about Schneider Electric in Sweden:
Click here

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Square D
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Schneider Electric

Schneider Electric press release

january 1, 2004

The Foundation's activities rewarded in the Netherlands and Costa Rica

The local involvement of Schneider Electric employees in the Dutch (Logistics Center) and Costa Rican subsidiaries has been rewarded with two prizes.
These prizes were part of a contest whose objective was to reward companies and organizations for their exemplary policies and actions with the Community.

> Netherlands – Public prize awarded by the Dutch Organizations Voluntary Work Association
Schneider Electric's international logistics center in the Netherlands received the general public prize for its local support of handicapped children. For their initial participation in the Luli campaign in 2003, Foundation delegate, and employees at the center decided to support the association, "Stichting De Wendel," that takes care of motor impaired and mentally handicapped children. The project consisted of enabling these children to participate in equestrian therapy. Over and above financial support, a "get acquainted day" was organized between employees, parents, educators and children.
The Dutch delegate indicates *"this prize rewards our first participation in the Luli program, but above all the commitment and enthusiasm of our employees. We will try to do even better next year!"*

> Costa Rica – honorable mention for actions to renovate the María Reina de Pavas School
The Foundation delegate in Costa Rica, suggested to employees that they participate in renovating the María Reina de Pavas School as part of the AED association's "united for schools" program. By combining everyone's skills, the school was painted, cleaned and its electrical installation renovated, the Foundation local delegate indicates, "each company should give back positive things to the surrounding community. It is important to become aware that living in a healthy community is profitable for everyone."

> More information about the Schneider Electric Foundation:
Click here

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Schneider Electric

Schneider Electric press release

january 1, 2004

Efficiency and performance in Spain

Schneider Electric Spain's manufacturing plant in Pamplona has just been awarded the **EFQM*** prize in the third year of *"Premio Navarro a la Excelencia"* (Navarra's Prize for Excellence).
The Prize was received on November 13 by the plant manager in a ceremony where the President of Navarra, Miguel Sanz, praised Schneider Electric's continuous effort to reach excellence.
"This award showed us our gaps and areas for improvement, says the plant manager. . *Now, our next step is to continue improving our management system"*..

> **The EFQM*** prize recognizes companies and entities that have been successful in adopting the European Foundation for Quality Management (EFQM) model.
The EFQM* Excellence Model is a practical tool that uses self-assessment to help organizations measure where they stand on the path to excellence, helping them understand gaps, and then stimulating solutions.

> More about Schneider Electric in Spain:
Click here

Investor Relations : **Schneider Electric** **Alexandre Brunet**	**Media Contact :** **Schneider Electric** **Véronique Moine**	**Media Contact :** **DGM** **Michel Calzaroni** **Olivier Labesse**
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Schneider Electric

04 MAR -2 AM 7:21

Schneider Electric press release

january 1, 2004

Trihal dry-type cast-resin transformers production in China

Born from SECI's (Schneider Electric China Investment Co) partnership with SEEC (Shilin Electric Engineering Co), **Schneider Shilin (Suzhou) Transformers Co. Ltd. (SSST) was recently inaugurated** in the presence of several personalities, customers, suppliers and employees.
SSST is specialized in the manufacturing of Trihal dry-type cast-resin transformers. It uses Schneider Electric's proven technology and SEEC's manufacturing expertise in dry-type transformers. Its annual production capacity is 2,000 units.
This 12th joint venture is a strategic addition to Schneider Electric China's local offer and confirms the Group's success in the Chinese market!

> More about Schneider Electric in China
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Schneider Electric

Schneider Electric press release

january 1, 2004

The Geneva Stadium: a project going right to the goal box!

The Geneva Stadium, located a few kilometers outside Geneva, Switzerland, was put into operation this year.
Schneider Electric was selected for the "power trunking" portion with its Canalis range, and for the "power and distribution switchboard" portion with its Prisma, Masterpact and Compact ranges. A project known as "3 E's" was developed for the electrical distribution portion in order to meet the requirements of the owner. Schneider Electric sister company in Swizerland satisfied its partners 100%.
The "3 E's" of electrical distribution:
> E for "Economical", i.e. meeting the budget requirements, despite the modifications and adaptations relating to the size and length of the project.
> E for "Energy", i.e. providing technical installations that have been designed to save energy.
> E for "Entretien" (in French: maintainability), i.e. easy and rational maintenance of installation, thus reducing operating costs.

> More about Schneider Electric in Switzerland
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Schneider Electric

04 MAR -2 AM 7:21

Financial press release

Fourth-Quarter 2003 Sales
A Very Good Performance
Sales up 6% On a Constant Basis
To 2.3 Billion euros

- **Excellent performance in all the emerging countries (up 17%)**
- **Sustained growth in North America (up 8%)**
- **Beginning of improvement in Europe (up 1%)**

Rueil Malmaison, January 20, 2004 – Schneider Electric annual **sales** for the fiscal year 2003 amounted to **8,780 million euros**, up **1.4%** compared to the same period in 2002 on a constant structural and currency basis.

Fourth-quarter 2003 sales rose a significant **6%** from the same quarter in 2002 on a constant basis, to **2,333 million euros.**

For the first time in three years, fourth-quarter sales showed growth in all geographic areas, with the beginning of an upturn in Europe and continuous improvement in North America.

On a current structural and currency basis, sales were up 5.3% for the fourth-quarter 2003 compared to the same quarter last year.

Acquisitions (Digital and T.A.C) contributed 127 million euros to the fourth-quarter sales, or 5.7% of growth for the period. The currency effect was comparable to the prior quarter, at -143 million euros (- 6.5%).

The breakdown of sales and constant growth by Operating Division was as follows:

In EUR millions	4th Quarter 2003 sales	% Change (constant) Quarter	Cumulated sales at Dec. 31, 2003	% Change (constant) Cumulate
Europe	1,224	+0.9%	4,589	-1.4%
North America	577	+7.9%	2,256	-0.8%
International	532	+16.8%	1,935	+11.6%
Total	**2,333**	**+6.0%**	**8,780**	**+1.4%**

In **Europe**, fourth-quarter sales rose **0.9%** compared to the same period last year, after stabilizing in previous quarters.

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
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Schneider Electric

Financial press release (p. 2)

Exceptional growth of nearly 25% was reported in Eastern Europe, where Schneider Electric's forefront positions are enabling it to leverage robust economic expansion in such countries as Russia and Ukraine. Growth was also significant in Spain, led by sustained demand in the infrastructure and commercial building segments.

Sales growth was mixed in the rest of Europe where, despite a gradually improving economy, the Group's markets showed little sign of recovery. Sales in France rose in the fourth quarter, favored by invoicing of medium-voltage projects. Business in the UK was on an upward trend.

In **North America**, fourth-quarter sales rose a sharp **7.9%** both from the same period last year and, seasonally and working days adjusted, from the previous quarter. The gradual upturn in end-markets is being amplified by the positive impact of the action plans launched since the beginning of the year.

In the **Rest of the World**, sales rose a remarkable **16.8%** in the fourth quarter compared to the same quarter last year, amply outpacing local markets thanks to the quality of Schneider Electric's operations and the effectiveness of its business model.

The favorable momentum built up in recent quarters quickened at year-end, generating significant growth in all of the regions. Sales growth was particularly strong in China (more than 20%) and in Japan.

****

"In a still contrasted business environment, Schneider Electric enjoyed a very good performance in the fourth quarter, reflecting its very solid positions in emerging markets, the action plans launched since early 2003 and the first impact of the economic recovery. In this context, and as announced, we expect operating margin to improve significantly in the second half, to 12%" commented Henri Lachmann, Chairman and Chief Executive Officer. *"Based on the current situation in our end markets and the euro exchange rate, we target a growth in sales of 8% to 10% in 2004, thanks to our growth initiatives and additional sales of 1 billion euros from our acquisitions."*

****

Annual financial results will be presented on February 20, 2004.

Schneider Electric: Giving the best of the New Electric World to everyone, everywhere, at any time

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, buildings, industry and energy and infrastructure markets. Schneider Electric generated sales of 9.1 billion euros in 2002 in 130 countries.

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
Euroclear: 12197

Media Contact:
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Véronique Moine

Phone: +33 (0)1 41 29 70 76
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Olivier Labesse
Phone: +33 (0)1 40 70 11 89
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Schneider Electric

Financial press release *(p. 3)*

Appendices

The breakdown of sales and current growth by Operating Division was as follows:

In EUR millions	**4th Quarter 2003 sales**	**% Change (current) Quarter**	**Cumulated sales at Dec. 31, 2003**	**% Change (current) Cumulate**
Europe	1,224	+3.6%	4,589	-1.0%
North America	577	+0.8%	2,256	-13.1%
International	532	+14.9%	1,935	+5.9%
Total	**2,333**	**+5.3%**	**8,780**	**-3.1%**

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
Euroclear: 12197

Media Contact:
Schneider Electric
Véronique Moine

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

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Merlin Gerin
Square D
Telemecanique

Schneider Electric

Schneider Electric press release

february 1, 2004

Schneider Electric selected by Eurotunnel

Eurotunnel selected Schneider Electric to extend its 21 000 volts grid in response the demands created by rising shuttle traffic. Each year, the shuttles transport nearly 1.5 million trucks through the Channel Tunnel.
To service the growing number of shuttles, the Eurotunnel yard has been expanded along with the maintenance equipment base. The new grid commissioned today is designed to supply the yard's current electricity requirements, while leaving room for future development. By taking pressure off the existing grid, the new installation will also ensure greater power availability for the entire site.

Schneider Electric supplied 22 Merlin Gerin MC Set and MC Set 500 coupling, protection and distribution cubicles, three France Transfo Trihal dry-type transformers with a total power rating of nearly 5,000 kVA, two Prisma general low voltage switchboards and a Telemecanique Premium PLC that adapts and transmits status data to a supervising unit. The Company also provided a number of services covering engineering, equipment installation (subcontracted to Opteor, a member of the Vinci group), and commissioning.
Schneider Electric's sales and technical teams in Calais, France oversaw project. The work was carried out over a 12-month period without any safety incidents or disturbance in Tunnel operations.

> More about Schneider Electric in France:
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> More information about our solutions offer:
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> More about the Eurotunnel company:
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Square D
Telemecanique

Schneider Electric press release

february 1, 2004

Ensured enegy for the Coca-Cola site in Switzerland

Coca-Cola, decided to give use one company, Schneider Electric, as prime and sole contractor: "from planning to commissioning".
Coca-Cola Beverages AG in Dietlikon (Suisse) chose the "single supplier" option for the construction of its new distribution transformer substation
All installations, from the transformer substation to the control switchboards, as well as the HV circuit-breakers and the protection relays, are from Schneider Electric product ranges.
All work relating to architecture and HV and LV installations, together with structural shell work, was coordinated and commissioned under the supervision of the teams of Schneider Electric in Switzerland
This was all that more difficult for Schneider Electric because the ultra-modern facilities which operate 24/24 cannot tolerate any downtime in power supply. It was a winning bet!

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Square D
Telemecanique

Schneider Electric press release

february 1, 2004

Geronimo turns back to Brest

After breaking its second gennaker (a foresail for light and medium winds) on Friday, February 13th, Geronimo was forced to return to Brest. Olivier de Kersauson and his crew plan to re-embark in 6 days' time after spending 3 days at the sailmaker's for repairs. The trimaran will then once again cross the starting line as soon as new window opens in the weather.
Geronimo had taken three new gennakers with it. The first broke right at the start and the second then broke in the same way on Friday. As the third was identical, its theoretical reliability was low. ODK and his two deck officers decided not to risk breaking another one before even crossing the Equator.

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Square D
Telemecanique

Schneider Electric

Schneider Electric press release

february 1, 2004

Geronimo launches its bid for the 2004 Jules Verne Trophy

The giant trimaran bearing the colors of Schneider Electric and Cap Gemini crossed the starting line between the Lizard and Ouessant (France) on the evening of **Sunday February 8th, 2004 at 21 minutes and 22 seconds past 8** Olivier de Kersauson and his crew are seeking to beat the record for sailing round the world set by Bruno Peyron in 2002: 64 days, 8 hours, 37 minutes and 24 seconds. This means French boat will have to cross that line again before April 13th at 57 minutes and 46 seconds past 4 am.
Like Steve Fossett in Cheyenne, which left on January 7th at 5.10 am GMT, Geronimo will have to deal with only moderate winds due to the anticyclones.

> More about Geronimo's news
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Merlin Gerin
Square D
Telemecanique

Schneider Electric press release

february 1, 2004

2 million euro contract in Angola

Schneider Electric has signed a contract to supply the electrical distribution equipment for the oilfield production platform in Dalia (off the coast of Angola), for a total value of over 2 million euros. This contract includes the supply of 3 high-powered MCSet switchboards (using SF6 technology), with two complying with marine standards, and all of the protection relays (Sepam series 40 and 80).

Schneider Electric thus reinforces its position in the field of deep-water oil drilling.

Dalia is scheduled to begin production in mid-2006.

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Square D
Telemecanique

Schneider Electric

Schneider Electric press release

february 1, 2004

Algeria: inauguration of training centers

The official ceremony for the Schneider Electric donation of teaching equipment for professional training centers was held earlier in January.
Many important persons attended this event, including the Algerian Minister for Professional Training, a representative from the French Embassy in Algeria, the manager from the Schneider Electric local subsidiary, together with the ISF (Institut Schneider de Formation) Manager.
Visits to Tizi Ouzou, Borj Menaiel (east of Algiers) and Rouiba allowed Algerian teachers to present all of the equipment installed to the delegation.

Managed by the local subsidiary and financed by the Company, this operation is part of the solidarity program for Schneider Electric and its employees, which was initiated after the earthquake in May 2003. In addition to the different actions for employees who suffered damage locally and for the population close to the site of the earthquake, Schneider Electric has also decided to offer support in re-equipping 13 professional training centers (out of a total of 44 destroyed centers).

Donation details

> Teaching equipment

Donations of equipment include 13 cutting-edge technology laboratories for 7 training facilities located in 3 wilayas (prefectures), which were damaged by the earthquake (Boumerdes, Tizi Ouzou and Algiers). 121 pieces of teaching equipment for specialized fields (automation, power electronics, electro-mechanics, production units and building electricity), manufactured by ISF, were installed.

> Training

A total of 23 teachers took part in 5 weeks of training organized by Schneider Electric and the ISF in the following specialized fields: automation, power electronics and electro-mechanics. An additional week of training will be organized in February and will cover production units and building electricity.

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04 MAR -2 AM 7:21

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Merlin Gerin
Square D
Telemecanique

Schneider Electric

Schneider Electric press release

february 1, 2004

Important contract in Denemark

Schneider Electric Denmark has been awarded a contract to supply equipment to Denmark's largest public building project – the new headquarters complex for the Danish broadcasting service.
The construction of a new state-of-the-art multimedia headquarters for the Danish radio and TV broadcasting service, DR, is now well under way in Copenhagen. The new complex will consist of four new buildings covering a total area of 135,000 sq. m.
The electrical supply contract comprises all electrical equipment from substation to indoor distribution, provision of the electrical connection.
The first orders are worth a total of around 1,3 million euros. The Schneider Electric Danish Product Manager is expected to add up that figure value for the entire the DR Byen contract.

The DR Byen order shows the new width of Schneider's product programme. The contract ranges from the supply of Delta and Merlin Gerin 10 kV distribution equipment, Sepam protective relays, France Transfo dry-insulated transformers and Canalis busbars – to Thorsman special solutions for underfloor installations, and Wibe cable ladders and cable trays.

> More about Schneider Electric in Denmark:
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Schneider Electric

04 MAR -2 AM 7:21

Press Release

Schneider Electric Subsidiary TAC Signs Contract with City of Dallas to Maximize Energy Efficiency

Rueil Malmaison, February 4, 2004 – TAC, a leader in building automation systems, has been awarded a $9 million performance contract with the City of Dallas covering six facilities: Dallas City Hall, the Central Public Library, the city-owned parking garage in the downtown Arts District, a community recreation center, a branch library and a satellite municipal center.

"This contract allows the City of Dallas to maximize energy efficiency as well as implement needed infrastructure replacements and upgrades that have been deferred or delayed due to budgetary constraints, even though the improvements are necessary and appropriate," said Dean Meyer, president of TAC Americas. *"Building lighting, heating, ventilation and air conditioning (HVAC) systems, and other energy using systems will be upgraded and/or replaced as part of this contract."*

Improvements provided by TAC will include:
- Complete lighting retrofits at all the facilities.
- New chillers for Dallas City Hall and the branch library; a new boiler at the community center; and replacements or upgrades to the cooling towers at the Central Library, City Hall, the community center and the satellite municipal center.
- TAC Vista® building automation systems to monitor and control the mechanical systems and energy consumption.
- Enhanced building control using TAC Vista, a LONWORKS®-based building management software. Offering the benefits of an open architecture, TAC Vista combines environmental controls with facility and energy management features into a single, seamlessly interoperable open solution.

Besides reducing energy costs, these improvements will enhance occupant comfort, reduce deferred maintenance, decrease the need for capital dollars, replace banned refrigerants with environmentally friendly coolants, and lower the number of hot and cold service calls in these facilities.

TAC's performance contract for the City of Dallas will be the first large project to be measured and tracked by the Environmental Protection Agency (EPA) in an effort to document and prove that energy efficiency in buildings is a cost-effective way to reduce emissions. EPA is developing a model to quantify the emissions benefits of energy efficient buildings.

"The TAC performance contract will allow the city to comply with recent legislation mandating energy conservation, reduce operating costs, and upgrade mechanical

Schneider Electric

systems," said Steven Park, director Department of Equipment and Building Services for Dallas.

This program is part of a statewide initiative to improve energy efficiency and upgrade equipment at public buildings across Texas. It has already saved taxpayers over $121 million through financing energy efficiency projects for state agencies, institutions of higher education, school districts and local governments.

About Schneider Electric

Schneider Electric
Giving the best of the New Electric World
To everyone, everywhere, at any time

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, buildings, industry and energy and infrastructure markets. With 74,814 employees, Schneider Electric generated sales of €8.7 billion in 2003 through 13,000 sales outlets in 130 countries.

About TAC
TAC helps people feel and function better, as a direct result of greater indoor climate. This is made possible by TAC's concept of Open Systems for Building IT®, which utilizes information technology to provide clients with advantages such as indoor climate optimization, energy savings, flexibility, security, reduced expenses and user-friendly operation.

TAC, which is owned by Schneider Electric, has subsidiary companies and partners in more than 70 countries throughout the world. The company employs 2,000 employees and generated revenues of SEK 3,150 million (US $350 million) in 2002. Corporate headquarters and European business activities operate out of Malmö, Sweden. Regional headquarters for the Americas is located in Dallas and for the Asia-Pacific market, in Sydney, Australia.

Merlin Gerin
Square D
Telemecanique

Communication Financière :
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Schneider Electric

Press Release

Schneider Electric's acquisition of MGE UPS has been approved by Anti-Trust Authorities

Rueil Malmaison, February 6, 2004 – On December 22, 2003, Schneider Electric signed agreements to acquire all outstanding shares in MGE UPS, pending approval by anti-trust authorities.

After receiving approval from officials in the United States and South Africa, Schneider Electric was informed on February 5 that the European Commission has authorized the acquisition unconditionally.

As a result, the transaction will be completed on February 10, 2004.

This acquisition provides Schneider Electric with a new growth platform at a time when power quality is becoming a critical issue.

About Schneider Electric

Schneider Electric
Giving the best of the New Electric World
To everyone, everywhere, at any time

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, buildings, industry and energy and infrastructure markets. With 74,814 employees, Schneider Electric generated sales of EUR 8.7 billion in 2003 through 13,000 sales outlets in 130 countries.

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
Euroclear: 12197

Media Relations:
Schneider Electric
Véronique Moine

tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Media Relations:
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89
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Schneider Electric

Financial Information

2003 Annual Results: Earnings Per Share up 5% Record Free Cash Flow of EUR 1 Bn

- **Return to sales growth (1.4% on a constant basis) amplified by stepped-up growth plans**
- **Operating margin maintained at a high level (11.5% of sales) thanks to continued execution of efficiency plans**
- **New high-potential growth platforms created by targeted acquisitions strategy**
- **Favorable outlook for 2004**

Rueil Malmaison, February 20, 2004 – Meeting on February 19, 2004 under the Chairmanship of Henri Lachmann, the Board of Directors approved the financial statements for the year ended December 31, 2003.

in EUR millions	2003	2002	% Change
Sales	8,780	9,061	-3%
Gross margin (% of sales)	*42.3%*	*41.5%*	*+0.8 pt*
Operating income	1,007	1,040	-3%
Operating margin (% of sales)	*11.5%*	*11.5%*	-
Net income before amortization of goodwill	624	615	+1%
Net income after amortization of goodwill	433	422	+3%
Earnings per share	1.94	1.85	+5%

Commenting on the results, Henri Lachmann, Chairman and Chief Executive Officer, noted: *"This solid performance demonstrates the quality of Schneider Electric's business model and the effectiveness of the action plans deployed as part of the NEW2004 program. At constant exchange rates, the operating margin widened by 1.5 points to 13%. Thanks to our forefront positions in emerging countries, our aggressive growth strategy and our lowered break-even point, Schneider Electric is particularly well placed to benefit from the worldwide economic recovery and from the high potential of its accessible markets."*

Free cash flow = Operating cash flow – Net capital expenditure +/– Change in working capital

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

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Financial Information (p. 2)

I. RETURN TO SALES GROWTH WITH A FASTER RISE IN THE FOURTH QUARTER

Full-year **sales** rose **1.4%** on a constant structural and currency basis to **EUR 8,780 million.** After reaching a low in the first quarter, sales gradually recovered during the year.

A very significant currency effect stemming from the higher euro had a negative impact on sales of EUR 682 million (7.5%). This was partially offset by the contribution of acquisitions, which had a positive impact of 3%. On a current structural and currency basis, sales therefore declined by 3.1% over the full year.

Schneider Electric's products and services continued to enjoy very strong demand in emerging countries, with constant sales up 11.6% in the International division. In other regions, the Company's growth plans should allow it to benefit from the gradual recovery in its markets.

II. SIGNIFICANT IMPROVEMENT IN OPERATING MARGIN IN THE SECOND HALF

Rigorous execution of the productivity plans deployed as part of the NEW2004 program kept Schneider Electric in line with its gross margin growth target despite the currency effect.

The **gross margin widened by nearly 1 point** in 2003 to **42.3%** from 41.5% in 2002. Excluding the currency effect, the gross margin exceeded the 2003 target at 42.9%.

Thanks to improved Purchasing productivity and stepped-up application of the Lean Manufacturing plan, Schneider Electric recorded gross productivity gains of EUR 195 million in 2003. Taking into account higher payroll costs, primarily related to an increase in pension costs and fringe benefits in North America, net productivity gains totaled EUR 131 million.

These gains partially offset the negative EUR 223 million currency effect, which had a negative 1.5 point impact on the operating margin.

Operating income totaled **EUR 1,007 million**, for an **operating margin of 11.5%,** on a par with 2002. Despite the currency effect, the operating margin improved significantly in the second half of 2003 to 12.5%, from 10.4% in the first half 2003 and 12.2% in the second half of 2002.

In North America, cost-cutting plans boosted the operating margin by around 3 points to 10.9%. In the International Division, the operating margin (11.4%) was impacted by the currency effect (around 5 points), while in Europe it held stable at 11.8%.

There was no noticeable change in operating margin by business, excluding changes in perimeter (12.3% in Electrical Distribution and 9.6% in Automation & Control).

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet
Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

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Schneider Electric

Financial Information *(p. 3)*

III. STEPPED-UP GROWTH AND EFFICIENCY PLANS

Schneider Electric stepped up its Growth and Efficiency plans during the year to adapt continuously to changes in its markets and foster profitable growth.

Europe

- Continued commercial deployment in the Residential Market with dedicated lineups and implementation of a development plan for the Industry Market
- Integration in the offering of building automation products and services in France, Italy and Eastern Europe following the acquisition of T.A.C. in September 2003
- Accelerated measures to optimize manufacturing base in the UK, Ireland and Germany and to adjust support functions to business levels in France and Italy

North America

- Specific plan for the Industry Market and actions to support distributors and develop partnerships with systems integrators
- Sustained plans to optimize manufacturing base and transfer production to Mexico
- Continued rationalization of sales and marketing and administrative functions

International

- Geographic expansion in Vietnam, Korea, China and India and plan to conquest the intermediate market
- Targeted development in the Industry Market with our automation and speed drive ranges, and human-machine interface solutions from Digital Electronics (acquired in December 2002)
- Growth in the Residential Market with the December 2003 acquisition of Clipsal, the leader in British Standard wiring devices, which enjoys very strong positions in Asia.
- Continued efforts to deploy resources in regions with high growth potential (production facilities in China and R&D center in India)

IV. RECORD FREE CASH FLOW AND INCREASE IN EARNINGS PER SHARE

Cash Flow

At **EUR 942 million**, or **10.7%** of sales, **operating cash flow** generated by the Group was again high in 2003.

Thanks to sustained control over capital expenditure and a noticeable decrease in non-operating working capital, **free cash flow** rose sharply to a record **EUR 989 million** in 2003, or **11.7%** of sales for this year.

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet
Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Media Relations:
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Véronique Moine
Tel. +33 (0)1 41 29 70 76
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Media Relations:
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Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
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Financial Information *(p. 4)*

Net Income

Net income after amortization of goodwill rose **3%** to **EUR 433 million** in 2003, reflecting lower interest expense as the Company paid down debt and the recognition of an additional deferred tax asset for tax loss carryforwards related to the sale of Legrand.

Earnings per share increased **4%** to **EUR 2.79** before amortization of goodwill and **5%** to **EUR 1.94** after amortization of goodwill.

V. PROPOSED DIVIDEND FOR 2003 AND SHARE BUYBACK PROGRAM IN 2004

The Board of Directors, confident in Schneider Electric outlook, decided to propose to the General Shareholders' Meeting, held on May 6, 2004, the distribution of a dividend of **EUR 1.10** before tax credit. This represents **an increase of 10%** from 2002. The dividend will be paid in cash as from May 10, 2004.

The Board of Directors approved the implementation of a share buyback program in 2004 within the limit of **5% of the capital.**

VI. MEMBERSHIP OF THE BOARD OF DIRECTORS AND ITS COMMITTEES

Board of Directors

The Board of Directors will ask shareholders to elect two new Directors at the Annual General Meeting:

- Caisse des Dépôts et Consignations, represented by Jérôme Gallot. Since Caisse des Dépôts et Consignations holds 4.3% of Schneider Electric's outstanding shares and 5.2% of the voting rights, it will be considered an independent non-executive Director as defined in the Bouton report on corporate governance.
- Chris Richardson, former Executive Vice-President of Schneider Electric North America. Mr. Richardson will replace James Hardymon, who does not wish to be re-elected when his term expires at the Annual General Meeting on May 6, 2004.

The Board of Directors will also ask shareholders to re-elect Alain Burq as Director representing employee shareholders, and to re-elect Daniel Bouton, Thierry Breton, Willy Kissling and Piero Sierra as Directors.

Remunerations and Appointments Committee

The Board of Directors has appointed Willy Kissling to the Remunerations and Appointments committee to replace James Hardymon. Mr. Kissling is an independent non-executive Director.

Merlin Gerin
Square D
Telemecanique

Investor Relations:
Schneider Electric
Alexandre Brunet
Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN : FR0000121972

Media Relations:
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

Media Relations:
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46

Schneider Electric

Financial Information *(p. 5)*

VII. Outlook for 2004

Schneider Electric is pursuing an aggressive growth strategy that involves:

- Expanding geographically and investing in high-growth countries such as China, Eastern European countries, India and Brazil,
- Maintaining powerful innovation capabilities with an R&D investment representing 5.6% of sales,
- Extending and differentiating the lineup to optimize the business portfolio,
- Developing positions in the Residential Market as strong as in the Building Market with dedicated lineups.

To expand its accessible markets, the Company is focusing on developing in strategically-related activities with high potential. These new growth platforms include building control and automation, secured power, energy management systems and specific segments such as components for repetitive applications.

Acquisitions since the end of 2002 (Digital Electronics, T.A.C, Clipsal and MGE UPS Systems) will add sales of EUR 1.3 billion over a full year, with current average profitability of 11%. Schneider Electric intends to pursue a rigorous strategy of targeted acquisitions in 2004.

This acquisitions drive is governed by strict selection criteria concerning the sector's attractiveness, strategic fit with Schneider Electric's business, the target's quality and ability to create value. In addition, return on capital employed should cover the cost of capital within a maximum of three years.

For 2004, in light of current market conditions and assuming an exchange rate of USD 1.25 for EUR 1, Schneider Electric aims at:

- **Sales** growth of **8% to 10%** on a current basis,
- A **more than one-point** increase in **operating margin**.

****

First quarter 2004 sales will be released on April 20, 2004.

<u>Schneider Electric: Giving the best of the New Electric World to everyone, everywhere, at any time</u>

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the residential, buildings, industry, energy and infrastructure markets. With 74,300 employees, Schneider Electric generated sales of EUR 8.8 billion in 2003 through 13,000 sales outlets in 130 countries.